Exhibit 99.1

TransAlta Completes Second Off-Coal Conversion - Another Major Milestone in its Phase Out of Coal

CALGARY, AB, July 19, 2021 /CNW/ - TransAlta Corporation (TSX: TA) (NYSE: TAC) ("TransAlta" or the "Company") announced today that it has completed the second of three planned coal-to-gas conversions at its Alberta Thermal power generation facilities near Wabamun, Alberta.

"The full conversion of Keephills Unit 2 ("KH2") from thermal coal to natural gas is another significant milestone for TransAlta as it transitions off coal. We are pleased to have completed another step in our plan towards 100 per cent clean electricity by end of 2021 in Alberta," said John Kousinioris, President and CEO of TransAlta. "Converting to natural gas from coal maintains our current generation capacity and reduces our CO2 emissions by more than half from approximately 1.04 tonnes CO2e per MWh to approximately 0.51 tonnes CO2e per MWh in 2021. This not only highlights TransAlta's commitment to meet Alberta's need for safe, reliable and low-cost electricity but also our commitment to meet our sustainability goals focused on clean electricity generation."

With $31.5 million invested in the KH2 conversion and another $64.7 million for system upgrades, gas infrastructure and maintenance projects, the over $96 million investment in the project was also a significant boost to the economy, locally and across Canada. At its peak, nearly 800 additional jobs were created to complete the KH2 conversion.

The conversion of KH2 to gas is the Company's second conversion project following the successful conversion of Sundance Unit 6 ("SD6") in February 2021. Both SD6 and KH2 will maintain the same generator nameplate capacity of 401 MW and 395 MW, respectively. Later this year, the Company will also complete the conversion of Keephills Unit 3.

This project is another step on TransAlta's path to achieving our target to reduce 60 per cent, or 19.7 million tonnes, of annual greenhouse gas emissions by 2030 over 2015 levels and achieve carbon neutrality by 2050. By meeting our 2030 target, our performance will exceed Canada's Paris Agreement level targets of 40 - 45 per cent reduction by 2030. To date, TransAlta has delivered 25 million tonnes of annual greenhouse gas reductions, representing approximately 8 per cent of Canada's goal of reducing between 292 – 329 million tonnes from 2005 levels by 2030. This achievement, coupled with TransAlta's diversified generating portfolio, including extensive hydro and wind assets, positions the Company to be a highly competitive provider of low carbon electricity.

About TransAlta Corporation:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management, having recently achieved an A- score from CDP.

For more information about TransAlta, visit our website at transalta.com.

Cautionary Statement Regarding Forward-looking Information

This news release contains forward looking statements within the meaning of applicable securities laws. The use of any of the words "continue", "will", "anticipate", "believe", "expects", "intend" and similar expressions are intended to identify forward looking information or statements. More particularly, and without limitation, this news release contains forward looking statements and information relating to:  the reduction of our CO2 emissions at KH2 to 0.51 CO2e per MWh; the conversion of Keephills Unit 3 in 2021; SD6 and KH2 maintaining the same generator nameplate capacity of 401 MW and 395 MW respectively; and the Company being positioned to be a highly competitive provider of low carbon electricity for the market and its customers. These forward looking statements are based on a number of assumptions considered by the Company to be reasonable as of the date of this news release, and are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward looking statements, which include: changes to climate policy; equipment failure; the competitive environment; changes to the labour market; any delays or cost overruns associated with the conversion to be undertaken at Keephills Unit 3; changes in the law or political developments; and other risk factors contained in the Company's Annual Information Form and Management's Discussion and Analysis for the year end dated December 31, 2020, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the U.S. Securities and Exchange Commission on www.sec.gov. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release. The Company undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from those in the forward looking information, refer to the Company's Annual Report and Management's Discussion and Analysis filed under the Company's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/July2021/19/c2158.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 06:59e 19-JUL-21